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                              October 12, 2022

       Drew Wilkerson
       Chief Executive Officer
       RXO, LLC
       11215 North Community House Road
       Charlotte, NC 28277

                                                        Re: RXO, LLC
                                                            Registration
Statement on Form 10-12B
                                                            Filed September 28,
2022
                                                            File No. 001-41514

       Dear Drew Wilkerson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12B filed September 28, 2022

       Other Brokered Transportation Services, page 71

   1. You include new forecast disclosure regarding expected growth rates during several periods starting in
2021. If you retain these forecasts, revise to explain how you derived these estimates and to
clarify that the percentages relate to growth in
                                                        each referenced market
and not your particular anticipated results of operations, if true.
       Registration Rights Agreement, page 114

   2.                                                   We note your new
disclosure about a registration rights agreement (the    Registration
                                                        Rights Agreement   )
with Jacobs Private Equity, LLC, an affiliate of Brad Jacobs, RXO   s
                                                        chairman. Expand the
disclosure to identify the material provisions, such as the lock-up referenced in Section
5.02 of newly filed exhibit 10.9, to quantify the maximum number
 Drew Wilkerson
RXO, LLC
October 12, 2022
Page 2
      of shares potentially covered by the agreement, and to state the percentage of outstanding shares the number represents.

      Add a new risk factor regarding the Registration Rights Agreement to indicate possible adverse impacts from the agreement, including on market price and on the registrant's ability to offer its shares during applicable lock-up periods. The risk factor at page 41 captioned "A significant number of shares of our common stock may be sold following the distribution" appears to exclude resales from affiliates in its discussion of market price risks.
Stock Ownership of Directors and Executive Officers, page 120

3. Provide updated and current information throughout the information statement to quantify the number of shares of RXO that will be distributed as a result of the spin-off. Complete the tabular entries in this section, and define JPE either in the footnote or in the new
      Registration Rights Agreement disclosure at page 114. Similarly, provide updated disclosure to reflect any material changes to the newly expanded discussion of material indebtedness which begins at page 118. Lastly, fill in the omitted information in the
      Description of Capital Stock section and file an updated version of the amended and restated certificate of incorporation once the information is known.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameDrew Wilkerson
                                                             Division of
Corporation Finance
Comapany NameRXO, LLC
                                                             Office of Energy &
Transportation
October 12, 2022 Page 2
cc:       David Huntington
FirstName LastName